FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending October 10, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned persons on 6 October 2006 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 5 October 2006 at a price of $53.95 per share:-

Dr J-P Garnier                                                  297.426
Dr F Calhoun                                                    306.570
Dr D Pulman                                                     16.025
Mr D Stout                                                      244.023


This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell

Company Secretary



10 October 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 10, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc